Exhibit 3.3

SECOND AMENDMENT TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF

ARDENT HEALTH PARTNERS, LLC

THIS SECOND AMENDMENT TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF ARDENT HEALTH PARTNERS, LLC is adopted, executed and entered into on May 1, 2023 (this “Second Amendment”) by EGI-AM Investments, L.L.C., a Delaware limited liability company (“EGI”).

WHEREAS, the Unitholders of Ardent Health Partners, LLC, a Delaware limited liability company (the “Company”), entered into the Amended and Restated Limited Liability Company Agreement, dated as of June 21, 2017 regarding the Company, as amended by the First Amendment to Amended and Restated Limited Liability Company Agreement, dated as of August 14, 2018 (as amended, the “LLC Agreement”).

WHEREAS, capitalized terms used but not defined in this Second Amendment shall have the meanings given to such terms in the LLC Agreement.

WHEREAS, EGI, the Tag-Along Sellers (as defined in the Purchase Agreement (as defined below)) (collectively, EGI and the Tag-Along Sellers, the “Sellers”), and Pure Health Medical Supplies, LLC, a limited liability company organized and existing under the laws of the United Arab Emirates (“PHMS”), entered into a Membership Interest Purchase Agreement dated September 1, 2022 (the “Purchase Agreement”), pursuant to which the Sellers agreed to sell certain of the issued and outstanding membership interests in the Company to Pure Health or its permitted assignee.

WHEREAS, pursuant to its rights under, and subject to, Section 11.08 of the Purchase Agreement, PHMS assigned its rights to purchase the Sale Units (as defined in the Purchase Agreement) to its indirect subsidiary, Pure Health Capital Americas 1 SPV RSC LTD, a restricted scope company organized and existing under the laws of the Abu Dhabi Global Market (“Pure Health”).

WHEREAS, effective as of the date hereof and pursuant to the Purchase Agreement and this Second Amendment, (a) Pure Health hereby becomes a Unitholder of the Company and a party to the LLC Agreement, respectively, and (b) Pure Health is to obtain certain rights as a Unitholder as set forth herein.

WHEREAS, pursuant to Section 15.9 of the LLC Agreement, EGI, as the holder of the majority of the issued and outstanding Class B Units, is permitted to, subject to certain restrictions, none of which are applicable here, amend the LLC Agreement.

NOW, THEREFORE:

1.	The following new definitions are hereby added to Article I of the LLC Agreement as follows:

“Pure Health” means Pure Health Capital Americas 1 SPV RSC LTD, a restricted scope company organized and existing under the laws of the Abu Dhabi Global Market.

“Observer” is defined in Section 5.2(g).

2.	Section 5.2(a)(iii) of the LLC Agreement is hereby amended and restated in its entirety as follows:

(iii) the Company Group’s initial chief executive officer until such Person ceases to be the Company Group’s chief executive officer, in which case such Person will be replaced by a Manager chosen by the Unitholders (excluding EGI, Ventas and Pure Health) holding a majority of the Class B Units (excluding the Class B Units held by EGI, Ventas and Pure Health), and

3.	A new Section 5.2(g) is added to the LLC Agreement as follows:

(g) Pure Health shall have the right to appoint a representative (the “Observer”), initially Mossadiq Ghanghro, to attend all meetings of the Board in a nonvoting observer capacity and, in this respect, the Company shall, at the same time and in the same manner as provided to the Board, give to the Observer copies of all notices, minutes, consents, and other materials that it provides to its Managers from time to time; provided, however, that the Observer shall agree to hold in confidence all information so provided or obtained in the Observer’s nonvoting observer capacity in accordance with Section 7.7; and provided, further, that the Company reserves the right to withhold any information and to exclude the Observer from any meeting or portion thereof to the extent that the Board in good faith determines that (i) access to such information or attendance at such meeting would adversely affect the attorney-client privilege between the Company and its counsel, (ii) access to such information or attendance at such meeting could result in the loss of trade secret status as a result of disclosure to the Observer, (iii) the receipt of such information by Pure Health would create or exacerbate a conflict of interest between Pure Health and/or the Observer, on the one hand, and the Company, on the other hand, (iv) it is required by Law or a Government Authority, or (v) access to such information or attendance at such meeting is inconsistent with the restrictions on information and access set forth in any agreement with a Government Authority; provided, however, that prior to entry into any such agreement with a Government Authority that restricts such rights of access to information; the Company will, to the extent legally permissible, promptly provide Pure Health with written notice of such negotiation with such Governmental Authority so that the Company and Pure Health may cooperate in good faith to seek a commercially reasonable alternative to such restriction being included in any such agreement with such Government Authority. Pure Health may change the Observer from time to time, with or without cause; provided that the Company must approve of the new Observer, with such approval not to be unreasonably withheld or delayed. For the avoidance of doubt, any new Observer shall be bound by this Section 5.2(g). The rights provided to Pure Health by this Section 5.2(g) shall terminate and be of no further force or effect (A) upon the consummation of a Public Offering, (B) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, as amended, whether directly or indirectly, or (C) upon an Approved Sale pursuant to Section 10.3.

4.	A new Section 5.8(f) is added to the LLC Agreement as follows:

(f) The Observer (in such Person’s capacity as Observer) has no duty (including fiduciary duties) to or liability for breach of a duty (including fiduciary duties) to any Company Group entity, Unitholder, Manager or other Person (including Company Group creditors) and no implied duties, covenants or obligations may be read into this Agreement against the Observer. To the extent that, at law or in equity, the Observer (in such Person’s capacity as Observer) would otherwise have duties (including fiduciary duties) and liabilities relating thereto to any Company Group entity, Unitholder, Manager or other Person, the Observer (in such Person’s capacity as Observer) will not be liable to any Company Group entity, Unitholder, Manager or other Person for breach of duty (including fiduciary duty) for such Person’s good faith reliance on this Agreement. To the extent that this Agreement restricts or eliminates the duties (including fiduciary duties) and liability of the Observer (in such Person’s capacity as Observer) otherwise existing at law or in equity, such provisions of this Agreement are intentionally agreed upon by the Company and the Unitholders to replace such other duties and liabilities of the Observer.

5.	A new Section 7.7(g) is added to the LLC Agreement as follows:

(g) as to a Unitholder that is either a publicly listed company or a subsidiary of a publicly listed company or filing or submitting a registration statement to become in the future a publicly listed company or a subsidiary of a publicly listed company (a “Public Company”), to make disclosures in filings and submissions with the United States Securities and Exchange Commission, the United Arab Emirates Securities and Commodities Authority and with other regulatory bodies in connection with such Public Company’s initial public offering or mandatory reporting requirements, in each case to the extent required to properly make such filings or submission.

6.	A new Section 7.8 is added to the LLC Agreement as follows:

7.8 Pure Health Investment Opportunities and Conflicts of Interest. (a) Pure Health (i) may have, and is permitted to have, investments and other business relationships with Persons that provide goods or services to any of the Company Group entities and (ii) may develop, and is permitted to develop, strategic relationships with and investments in businesses that may be competitive with or complementary to the Business and, therefore, (b) (i) Pure Health and its Affiliates will not be prohibited (by virtue of their investments in the Company or their service as a Unitholder, Manager, Observer or officer) from pursuing and engaging in such activities, (ii) Pure Health and its Affiliates will not be obligated to inform or present to any Company Group entity, the Board, or any Unitholder any such opportunity, relationship, or investment, (iii) the other Unitholders will not acquire or be entitled to any interest or participation in any such activity by virtue of the participation therein by Pure Health or any of its Affiliates, and (iv) the involvement of Pure Health or any of its Affiliates in any such activity will not constitute a conflict of interest with respect to any Company Group entity, the Board, or any Unitholder.

7.

Except as set forth in this Second Amendment, all other terms and provisions of the LLC Agreement remain unchanged and in full force and effect. On and after the date hereof, each reference in the LLC Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import shall mean and be a reference to the LLC Agreement as amended or otherwise modified by this Second Amendment, and the LLC Agreement, as amended hereby, remains in full force and effect in accordance with its terms. References in the LLC Agreement to the “date hereof” or the “date of this Agreement” shall be deemed to refer to June 21, 2017.

8.

If any court of competent jurisdiction holds any provision of this Second Amendment invalid or unenforceable, then the other provisions of this Second Amendment will remain in full force and effect. Any provision of this Second Amendment held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

9.

The validity, performance, construction and effect of this Second Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to principles of conflicts of laws thereof and all parties, including their successors and assigns, consent to the jurisdiction of the courts of the State of Delaware.

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IN WITNESS WHEREOF, the undersigned holder of a majority of the issued and outstanding Class B Units has executed this Second Amendment as of the date first set forth above.

EGI-AM INVESTMENTS, L.L.C.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President

[Signature Page to Second Amendment to LLC Agreement]